[redacted]

14046069

SEC
Mail Processing
Section

FEB 27 2014

Washington DC
405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44816

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 SUPERIOR AVE. SUITE 900
(No. and Street)

CLEVELAND	OHIO	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL E. GIBBONS 216-241-2800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MALONEY + NOVOTNY LLC
(Name – *if individual, state last, first, middle name*)

1111 SUPERIOR AVE., #700	CLEVELAND	OHIO	44114
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL E. GIBBONS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

LYNN BASCONI

VICE PRESIDENT OF FINANCE

DAVID L. STANDEN, Notary Public
State of Ohio, Lorain County
My Commission Expires May 17, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

DECEMBER 31, 2013

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

DECEMBER 31, 2013

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

CONTENTS

Maloney+Novotny LLC
1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

Independent Auditors' Report

To the Stockholders
Brown, Gibbons, Lang & Company Securities, Inc.
Cleveland, Ohio

We have audited the accompanying financial statements of Brown, Gibbons, Lang & Company Securities, Inc., which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Brown, Gibbons, Lang & Company Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Maloney + Novotny LLC

Cleveland, Ohio
February 24, 2014

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS	Allowable	Non-Allowable	Total
Cash and cash equivalents	$690,661	$ -	$690,661
Other assets:			
Accounts receivable	-	5,000	5,000
Total assets	$690,661	$ 5,000	$695,661

LIABILITIES AND STOCKHOLDERS' EQUITY	A.I. Liabilities	Non-A.I. Liabilities	Total
LIABILITIES			
Accounts payable	$ 352	$ -	$ 352
Accrued expenses	16,200	-	16,200
Total liabilities	$ 16,552	$ -	16,552
STOCKHOLDERS' EQUITY			
Common stock, without par value			
Authorized – 1,500 shares			
Issued and outstanding – 425 shares			10,000
Additional paid-in-capital			23,248
Retained earnings			645,861
Total stockholders' equity			679,109
Total liabilities and stockholders' equity			$695,661

The accompanying notes are an integral part of these financial statements.

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

STATEMENT OF INCOME

Year Ended December 31, 2013

REVENUE		
Fee income	$7,044,198	
Interest income and other	2,246	
		$7,046,444
EXPENSES		
Management fees	6,948,000	
Dues	36,155	
Memberships and licenses	21,095	
Professional service fees	14,890	
Education and training	8,656	
Commercial activity tax	6,637	
Third party computer services	3,904	
Insurance	2,442	
Miscellaneous expenses	1,286	
Finders' fees	478	
Total expenses		7,043,543
NET INCOME BEFORE INCOME TAXES		2,901
INCOME TAXES		43
NET INCOME		$ 2,858

The accompanying notes are an integral part of these financial statements.

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2013

	Common Shares	Common Stock	Additional Paid-in-Capital	Retained Earnings	Total Stockholders' Equity
BALANCE – BEGINNING	425	$ 10,000	$ 23,248	$643,003	$676,251
ADDITION					
Net income	-	-	-	2,858	2,858
BALANCE – ENDING	425	$ 10,000	$ 23,248	$645,861	$679,109

The accompanying notes are an integral part of these financial statements.

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

STATEMENT OF CASH FLOWS

Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 2,858
Adjustment to reconcile net income to net cash provided by operating activities:	
Decrease in accounts payable	(768)
Net cash provided by operating activities	2,090
INCREASE IN CASH AND CASH EQUIVALENTS	2,090
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	688,571
CASH AND CASH EQUIVALENTS AT END OF YEAR	$690,661

Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Local income taxes	$ 43

The accompanying notes are an integral part of these financial statements.

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization and Operation – Brown, Gibbons, Lang & Company Securities, Inc. (the "Company") was incorporated on July 29, 1991 under the name of BG Securities, Inc. The name was later changed to Brown, Gibbons, Lang & Company Securities, Inc. The Company conducts an investment banking business and acts as agent in securities transactions with qualified institutional investors. The Company is a registered broker dealer with the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the State of Ohio Division of Securities and the Illinois Securities Department.

B. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Cash and Cash Equivalents – The Company considers short-term mutual funds to be cash equivalents. The Company places its temporary cash investments with two financial institutions, which, at times, may exceed federally insured limits.

D. Accounts Receivable – The Company extends unsecured credit to customers under normal trade agreements which generally require payment within 30 days. The Company has not provided an allowance for doubtful accounts. The Company uses the direct write-off method to record bad debts. Based upon management's review of delinquent accounts and an assessment of the Company's historical evidence of collections, this method does not differ significantly from the allowance method. There were no bad debts for the year ended December 31, 2013.

E. Fee Income – Fee income is contingent upon the realization of predetermined contractual results; consequently, fees are recognized when the earning process is complete.

F. Income Taxes – Effective April 1, 1996, the Company elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company is responsible for local income taxes.

The Company does not have any significant unrecognized tax benefits as of December 31, 2013. The Company's income tax returns remain subject to examination by the Internal Revenue Service, as well as applicable state and local taxing authorities, generally for three years.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

G. Subsequent Events – The Company has evaluated subsequent events through February 24, 2014, which is the date the financial statements were available to be issued.

NOTE 2. RELATED PARTY TRANSACTIONS

At December 31, 2013, the Company had accounts receivable of $5,000 due from a stockholder. The Company also incurred management fees of $6,948,000 in 2013 from Brown, Gibbons, Lang & Company LLC, an affiliate related through common ownership.

NOTE 3. NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $670,528, which was $665,528 in excess of its required net capital of $5,000. At December 31, 2013, the Company's ratio of aggregate indebtedness to net capital was .02 to 1.

NOTE 4. EXEMPTION FROM RULE 15c3-3

The Company deals primarily in arranging private placements of debt and equity for corporate issuers, principally with institutional purchasers, carries no margin accounts and does not hold funds or securities for customers. The Company operates under Section (k)(2)(A) of rule 15c3-3 of the Securities Exchange Act of 1934 and is, therefore, exempt from the requirements of rule 15c3-3.

NOTE 5. REPORT DISCLOSURE

Part IIA of the Brown, Gibbons, Lang & Company Securities, Inc. Focus Report (Form X 17A-5), dated December 31, 2013, to the Securities and Exchange Commission is available for examination and copying at the office of the Company in Cleveland, Ohio, and at the Chicago, Illinois, regional office of the Commission.

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

Maloney+Novotny LLC

Independent Auditors' Report on Supplementary Information

To the Stockholders
Brown, Gibbons, Lang & Company Securities, Inc.
Cleveland, Ohio

We have audited the financial statements of Brown, Gibbons, Lang & Company Securities, Inc. as of and for the year ended December 31, 2013, and have issued our report thereon dated February 24, 2014, which contained an unmodified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules I, II, and III, required by rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III, has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Maloney + Novotny LLC

Cleveland, Ohio
February 24, 2014

Business Advisors and Certified Public Accountants
Cleveland | Canton | Elyria

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

NET CAPITAL	
Total stockholders' equity from statement of financial condition	$679,109
Less: Non-allowable assets	
Accounts receivable	5,000
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	674,109
Haircuts on securities	
Trading and investment securities	3,581
NET CAPITAL	$670,528
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 16,552
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS	$ 1,103
MINIMUM REQUIRED NET CAPITAL	$ 5,000
NET CAPITAL REQUIREMENT	$ 5,000
EXCESS NET CAPITAL	$665,528
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.02 to 1

The accompanying notes are an integral part of these financial statements.

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

December 31, 2013

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2013)	
Net capital, as reported in Company's Part II (unaudited) Focus report	$670,528
Adjustments	-
Net capital per audited computation above	$670,528

The accompanying notes are an integral part of these financail statements.

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.

FORM X-17A-5

PART III

SCHEDULE II AND III - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Undel rule 15c3-3" and "Information Relating to Possession or Control Requirements Under rule 15c3-3" as it meets the exemptive provisions of rule 15c3-3, under Section (k)(2)(ii) of the rule.

The accompanying notes are an integral part of these financial statements.

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

Maloney+Novotny LLC

To the Stockholders
Brown, Gibbons, Lang & Company Securities, Inc.
Cleveland, Ohio

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Brown, Gibbons, Lang & Company Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Brown, Gibbons, Lang & Company Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Brown, Gibbons, Lang & Company Securities, Inc.'s management is responsible for Brown, Gibbons, Lang & Company Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [cancelled checks] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [summary of quarterly Focus Reports] supporting the adjustments noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Business Advisors and Certified Public Accountants
Cleveland | Canton | Elyria

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Maloney + Novotny LLC

Cleveland, Ohio
February 24, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044816 FINRA DEC
BROWN GIBBONS LANG & CO SEC INC 14*14
1111 SUPERIOR AVE E STE 900
CLEVELAND OH 44114-2527

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

THOMAS M. WEST (216) 241-2800

2. A. General Assessment (item 2e from page 2)		$ 17,616.11
B. Less payment made with SIPC-6 filed (**exclude interest**)		(6,015.84)
______________ Date Paid		
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		11,600.27
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 11,600.27
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 11,600.27	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BROWN, GIBBONS, LANG & COMPANY SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

Thomas M West
(Authorized Signature)

Dated the 29th day of JANUARY, 20 14.

CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2013**
and ending **12/31/2013**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,046,444
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____________	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 7,046,444
2e. General Assessment @ .0025	$ 17,616.11
	(to page 1, line 2.A.)

1111 Superior Avenue | Suite 700 | Cleveland, Ohio 44114-2540
P 216.363.0100 F 216.363.0500 W maloneynovotny.com

Maloney+Novotny LLC

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

To the Stockholders
Brown, Gibbons, Lang & Company Securities, Inc.
Cleveland, Ohio

In planning and performing our audit of the financial statements of Brown, Gibbons, Lang & Company Securities, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of Stockholders, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Meloney + Novotny LLC

Cleveland, Ohio
February 24, 2014